[ORCHID CELLMARK LOGO]	Raymond J. Land, CPA Sr. Vice President & Chief Financial Officer Orchid Cellmark Inc. 4390 US Route One Princeton, NJ 08540 609.750.6436 phone 609.750.6405 fax rland@orchid.com

December 28, 2005

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orchid Cellmark Inc
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 000-30267

Ladies and Gentlemen:

We are in receipt of your request for a formal response to your letter dated December 20, 2005 regarding your review of certain items in connection with our Form 10-K for Fiscal Year Ended December 31, 2004. Your letter indicated you would like our formal response within ten business days or to communicate when we would be able to respond. In order to fully and adequately respond to your comments and obtain the appropriate review from our outside counsel and auditors, we would like to request additional time to respond beyond the recommended ten business days. Due to the timing of the receipt of this letter and the availability of the appropriate personnel and outside professionals at this time of year, we would like to provide our formal response to you via EDGAR filing on or before January 23, 2006.

Please do not hesitate to call me or Jenniffer Collins at (609) 750-2388 with any comments or questions regarding this request.

Very truly yours,

/s/ Raymond Land

Raymond Land

SVP and Chief Financial Officer

cc:	Securities and Exchange Commission
Jim B. Rosenburg

Orchid Cellmark Inc
Paul J. Kelly, M.D., Chief Executive Officer
Warren Meltzer, VP Legal Affairs, General Counsel and Corporate Secretary
Jenniffer Collins, Corporate Controller

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
John J. Cheney, III, Esq.
Daniel T. Kajunski, Esq.

KPMG LLP
Michael Monteleone